Mail Stop 4720
                                                                September 12,
2019


    Shy Datika
    President
    INX Limited
    57/63 Line Wall Road
    Gibraltar, GX11 1AA
    Gibraltar

           Re:    INX Limited
                  Registration Statement on Form F-1
                  Filed August 19, 2019
                  File No. 333-233363

    Dear Mr. Datika:

           We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 28, 2019 letter.

    Cover Page

    1. We note your revision on page 112. Please also revise your cover page to clearly identify
           A-Labs as an underwriter pursuant to Item 501(b)(8) of Regulation
S-K.

    Prospectus Summary

    2. We note that your prospectus summary and business section include references to materials prepared by third parties with footnotes providing inactive URLs where this information can be accessed online. We assume that you do not intend to make the information contained on those websites part of the prospectus. If true, please include a statement to denote that these URLs are inactive textual references only.
 Shy Datika
INX Limited
September 12, 2019
Page 2

Corporate Information and Structure of INX, page 2

3. Please revise your graphic on page 3 to reflect your current subsidiaries.

Industry Overview

Background & Current Market

Blockchain Asset Exchanges, page 5

4. Please update the information in the first paragraph of this section regarding the numbers of trading platforms with trading volumes over $20 million or $100 million to a more recent date. Information on the website you cite indicates that significantly fewer trading platforms currently have this volume of trading than at February 21, 2019. If this reduction represents any material trends or volatility in trading volumes for blockchain assets, please address this and the impact it may have on the operations of the INX
       Digital trading platform and INX Securities trading platform.

Risk Factors

Risks Related to Our Company's Operations

We may be unable to raise sufficient funds . . . Further, our commitment to maintain the Cash
Fund may limit our ability to invest in our future growth, page 22

5. Your risk factor caption refers to your "commitment to maintain the Cash Fund." In an appropriate section of the prospectus, please elaborate on your commitment to maintain this fund. We note a number of references throughout the prospectus to the Cash Fund and its purpose. However, it is unclear whether and how you will replenish or maintain this fund if you must use any of the proceeds in it to cover the types of losses you describe. Also clarify whether insurance is available to cover such losses.

Risks Related to an Investment in Our Tokens

There can be no assurance that we will be able to pay any cash distributions to the holders of
Tokens, page 32

6. Please revise, either here or in a separate risk factor, to disclose that the calculation of your cumulative Adjusted Operating Cash Flow is not self-executing and will be determined by your Board of Directors in good faith. Please further disclose, if true, that neither the calculation of cumulative Adjusted Operating Cash Flow nor any pro rata distributions thereof to tokenholders will be audited, even though this calculation will be based on your audited financial statements.
 Shy Datika
INX Limited
September 12, 2019
Page 3

Business, page 51

7. We note that you intend to register with FinCEN as a money transmitter. Please revise to disclose when you expect to begin the process of registration with FinCEN and how long the registration process is expected to take. To the extent that registration with FinCEN is a necessity to your rollout of the INX Digital platform, please revise your disclosure and update your risk factor disclosure, as appropriate.

Certain Relationships and Related Party Transactions

Relationships and Transactions with Directors and Executive Officers

Mr. Alan Silbert

Transactions Involving the Company's Securities, page 85

8. We note your revisions referencing the "Rozzi" Employment Agreement. However, this disclosure appears to refer to Mr. Silbert's employment agreement attached as Exhibit
       10.14. Please revise or advise.

Principal Shareholders, page 88

9.     We note the Simple Agreements for Future Equity attached as Exhibits
10.27 and 10.28,
       as well as your disclosure in footnotes (2) and (6) that the number of shares to be issued
       "cannot be calculated as of the date hereof." Please revise to outline the material terms of these agreements, including but not limited to the minimum number of shares that may be issued. Please make conforming revisions on pages 85 and 87 and address the anti-
       dilutive impact that the potential 25% discount may have.

Description of INX Tokens

Technical Features of the INX Token, page 96

10. We note your revision in response to comment 6. Please further revise page 97 to outline the circumstances in which you would instruct the smart contract to automatically reject some or all digital wallet addresses from participating in transfers of INX Tokens, notwithstanding the listing of such addresses in the Whitelist Database, and whether this is similar to "freezing" suspicious wallet addresses as described on page 98.

11. We note your revision in response to comment 7. Please revise page 98 to clarify the actions that you may take with respect to the tokens after freezing suspicious wallet addresses, e.g. release, burning, etc., and discuss the material impacts for investors. In the event of asset forfeiture, please also revise to clarify whether you retain the right to unilaterally transfer INX Tokens from one wallet to another and, if so, how.
 Shy Datika
INX Limited
September 12, 2019
Page 4


Holding and Transferring INX Tokens, page 98

12. We note your disclosure on page 99 that INX Token transfers are executed by the smart contract under conditional permission based on each party being listed on the Whitelist
       Database, and that "If both the sender and receiver wallet are listed in the Whitelist
       Database, the INX Token Distributed Ledger is updated to reflect the transfer of INX
       Tokens." Please revise to reflect your revisions to Section 3 of Exhibit B to the Form of
       INX Token Purchase Agreement that you retain sole discretion to immediately freeze one or more digital wallets from transferring or receiving INX Tokens and may also reject transfers if you determine, in good faith and at your sole discretion, that such transfers are
       "not to be in good order."

Participation Right in Adjusted Operating Cash Flow

Sample Calculation of Participation Right in Adjusted Operating Cash Flow..., page 101

13. We note your revisions in response to comment 8, including your sample calculation for the participation right in Adjusted Operating Cash Flow for future years, i.e. "20X1," and that you intend to issue a press release providing for the calculation of the annual amount of the Company's Adjusted Operating Cash Flow that is distributable on a pro rata basis to each INX Token. Please revise to also disclose the actual calculation of your cumulative Adjusted Operating Cash Flow for the year ended December 31, 2018 using the format of your sample calculation, as well as this calculation for the six month period ended June 30, 2019. Such disclosure is necessary to clarify the operation of your sample calculation and will impact the amount to be paid, if any, to tokenholders on April 30,
       2021 given the cumulative nature of this calculation. Please make corresponding revisions to your Management's Discussion and Analysis of Financial Condition and
       Results of Operations as we believe this information is, and will continue to be, necessary for an investor's understanding of your financial condition, changes in financial condition and results of operations.

14. We note your response to comment 8 that the number of INX Tokens that are deemed to be outstanding for purposes of the annual pro rata distribution of 40% of your Adjusted
       Operating Cash Flow "will not include (i) INX Tokens held in the Company's wallet...;
       and (ii) INX Tokens held in the INX Services' or another subsidiary's wallet." Please revise to clarify whether and how an investor using an Ethereum network block explorer will be able to determine:

          the number of tokens held in wallets of the company, INX Services, or its subsidiaries versus the number held in wallets entitled to the distribution so that they can verify the number of tokens entitled to share in the distribution;
 Shy Datika
INX Limited
September 12, 2019
Page 5

           the number of tokens held in each of the separate wallets you will maintain for tokens available for an Initial Sale (whose proceeds, if sold, would not be included in
           Cumulative Adjusted Operating Cash Flow) versus tokens received by INX Services as transaction fees (whose proceeds, if sold, would be included in Cumulative
           Adjusted Operating Cash Flow).

Exhibit Index

15. Please revise your Exhibit Index to include Hosho's audit of the INX Token smart contract code.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Stephen Kim,
Assistant Chief Accountant, at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at
(202) 551-3783 or, in his absence, me at (202) 551-3765 with any other questions.

                                                           Sincerely,

                                                           /s/ Pamela A. Long

                                                           Pamela A. Long
                                                           Assistant Director
                                                           Office of Financial
Services

cc:    Mark S. Selinger, Esq.